EXHIBIT 99.1

Golar LNG Partners L.P. Announces Pricing of Series A Preferred Unit Offering

Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today that it has priced its public offering of 4,800,000 of its 8.75% Series A Cumulative Redeemable Preferred Units ("Series A Preferred Units"), representing limited partner interests, at $25.00 per unit.  Distributions will be payable on the Series A Preferred Units at a rate of 8.75% per annum of the stated liquidation preference of $25.00.  The offering is expected to close on October 31, 2017.  The Partnership has granted the underwriters a 30-day option to purchase up to an additional 720,000 Series A Preferred Units.

The Partnership intends to use the net proceeds from the offering and any exercise of the underwriters' option to purchase additional Series A Preferred Units for general partnership purposes, which may include, among other things, repaying indebtedness and funding working capital, capital expenditures or acquisitions.

Morgan Stanley and BofA Merrill Lynch are acting as the joint bookrunners in connection with the offering.

When available, copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained free of charge on the Securities and Exchange Commission's website at http://www.sec.gov or from the joint bookrunners as follows: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, 200 North College Street NC1-004-03-43, Charlotte, NC  28255-0001, Attn: Prospectus Department, by calling 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Series A Preferred Units are being offered and sold pursuant to an effective registration statement on Form F-3, which was filed with the Securities and Exchange Commission ("SEC") on October 26, 2016. This offering may be made only by means of a preliminary prospectus supplement, final prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in the Partnership's public filings with the SEC.  The Partnership undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.

Hamilton, Bermuda

October 24, 2017

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900